SEWARD & KISSEL LLP ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

GARY J. WOLFE PARTNER (212) 574-1223 wolfe@sewkis.com	TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

July 24, 2014

VIA EDGAR Cecilia Blye, Chief Office of Global Security Risk Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549

Re:	Golden State Petro (IOM I-A) plc Form 20-F for the Fiscal Year Ended December 31, 2013 Filed April 29, 2014 File No. 333-26227-01
Dear Ms. Blye:
On behalf of Golden State Petro (IOM I-A) plc (the "Company"), we submit this response to your letter dated July 16, 2014, in which the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") presented comments relating to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2013. The Company's responses, together with the Staff's comments, are set forth below.
Risk Factors, page 2
If our Vessel calls on ports located in countries that are subject to sanctions …. Page 7
1.     You disclose that from time to time your Vessel may call on ports in Cuba, Sudan and Syria. Please tell us about your contacts with Cuba, Sudan and Syria since your letter to us dated December 22, 2011. As you know, Cuba, Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism and are subject to economic sanctions and export controls. Please describe to us the nature and extent of your past, current and anticipated contacts with Cuba, Sudan and Syria since your 2011 letter, whether through affiliates, charterers, or other direct or indirect arrangements. Your response should address any products, equipment, components, technology or services you have provided to the referenced countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by those governments.
The Company advises that its Vessel has made no calls to ports located in Cuba, Sudan and Syria since October 1, 2011 to date and that it has had no contacts with Cuba, Sudan and Syria through affiliates, charterers, or other direct or indirect arrangements. While contacts with Cuba, Sudan and Syria may occur in the future, the Company does not anticipate any at this time.
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If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1223 or Evan Preponis, Esq. at (212) 574-1438.
Very truly yours, SEWARD & KISSEL, LLP

By:	Gary J. Wolfe
Gary J. Wolfe, Esq.
cc:                Max Webb
Assistant Director
Division of Corporation Finance

Kate Blankenship
Principal Financial Officer
Golden State Petro (IOM I-A) plc

Golden State Petro (IOM I-A) plc
Par-la-Ville Place, 14 Par-la-Ville Road
Hamilton, HM 08, Bermuda

July 24, 2014

VIA EDGAR Cecilia Blye, Chief Office of Global Security Risk Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549

Re:	Golden State Petro (IOM I-A) plc Form 20-F for the Fiscal Year Ended December 31, 2013 Filed April 29, 2014 File No. 333-26227-01
Ladies and Gentlemen:
The undersigned registrant hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Yours faithfully, GOLDEN STATE PETRO (IOM I-A) PLC

By:	/s/ Kate Blankenship
Name:	Kate Blankenship
Title:	Principal Financial Officer